PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

16th November 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

Dear Sirs

Premier Oil plc (f/k/a Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press release dated 16th November 2005:

"Mauritania Drilling Update"
"Premier Oil Supports Hospital in Guinea Bissau"

Yours faithfully

Stephen Huddle
Company Secretary

Enc.

dlw 12/21

PREMIER OIL PLC
("Premier")

Mauritania Drilling Update

Premier reports the following activity offshore Mauritania.

Tiof-4 Appraisal well

The "Stena Tay" drill rig arrived at the Tiof-4 location on 9 November and drilled the bottom hole section to a final total depth of 2908 metres.

Evaluation of logs acquired while drilling and wireline logging operations, including fluid sampling and downhole pressure measurements, has established that the well intersected a gross oil column of approximately 113 metres, containing several individual sands of variable thickness. The result was in line with pre-drill expectations.

At midnight on 15 November the "Stena Tay" was preparing to complete operations before moving on to the Merou exploration prospect west of Tiof.

Tiof-3 Appraisal well

During the course of the week some mechanical problems were encountered which has resulted in a delay to commencing flow test operations. At midnight on 15 November the current operation was continuing preparations to flow test the well.

Charles Jamieson, Chief Executive of Premier, said:

"These two wells are the first of a three or four well appraisal programme on the Tiof field following two discovery wells drilled in 2003. It is very encouraging that these wells support our pre-drill expectations. The "Stena Tay" rig will now drill the Merou exploration well west of the Tiof field."

16 November 2004

ENQUIRIES:

Premier Oil plc **Tel: 020 7730 1111**
Charles Jamieson
John van der Welle

College Hill **Tel: 020 7457 2020**
Tony Friend
Nick Elwes

Background For Editors:

Premier Oil plc is a leading independent oil and gas company with producing interests in the UK, Indonesia and Pakistan. Exploration and appraisal is ongoing in the UK, South and South East Asia (Indonesia, Philippines, Vietnam, Pakistan and India) and Africa (Mauritania, Guinea Bissau, Gabon and Egypt).

The current partners and interests in PSC A and PSC B in Mauritania are:

Company	**PSC A**	**PSC B**	**Chinguetti Exploitation Perimeter[1]**
	%	%	%
Woodside	53.846	53.846	47.384
BG Group	13.084	11.630	10.234
Hardman Resources	24.300	21.600	19.008
Fusion Mauritania A[3]	4.615	-	-
Premier	-	9.231	8.123
ROC Oil	4.155	3.693	3.250
Groupe Projet Chinguetti[2]	-	-	12.000

[1] The Chinguetti Exploitation Perimeter was granted in May 2004 under the terms of the Production Sharing Contract for Area B (PSC B) and contains the Chinguetti oil development. The Government of Mauritania exercised its right to participate in this area effective from 9 November 2004 and retains the right to participate in new developments outside this area.

[2] Group Projet Chinguetti is an entity set up to represent the interests of the Mauritanian Government in the Chinguetti oil development.

[3] Premier will take up 100% ownership of Fusion Mauritania A (currently owned by Sterling Energy and Premier) on completion of the transaction announced on 28 May 2003.

PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

16 November 2004

Premier Oil Supports Hospital in Guinea Bissau

On Thursday the 11th of November, the Simao Mendes Hospital in Bissau, Guinea Bissau, opened its rebuilt maternity ward. The project was funded by Premier Oil, a leading independent oil and gas company listed on the London Stock Exchange.

The rebuilding of the maternity ward of the Simao Mendes Hospital, Guinea Bissau's largest hospital, has taken 6 months to complete as prior to the project commencing, the ward had a partial roof, no plumbing, unreliable electrics and staff found it impossible to deliver the desired levels of care and cleanliness.

This is the second stage in Premier's support of the Simao Mendes Hospital. In 2001, it financed the rebuilding of the hospital's children's ward.

Guinea Bissau is on the west coast of Africa. It has a population of 1.3 million and 40% live in the capital city, Bissau. Since independence from Portugal in 1974, Guinea Bissau has gone through considerable change. Its GDP of $1.16 billion makes it one of the poorest ten countries in the world while it has one of the most extreme inequalities of income distribution. The infant mortality rate is over 10% and average life expectancy is 47 years.

Premier has exploration interests in three West African countries: Mauritania, Gabon and Guinea Bissau. In July 2001, it bought a 55% interest in a licence covering an area of 2,346 sq km situated 110 km offshore of Guinea Bissau. To date, Premier has invested over $38 million on exploration in its Guinea Bissau licence area. Oil was discovered earlier this year and, although it is too early to say whether there are commercial quantities of oil present, the results were encouraging. Premier expects to conduct further exploration work and appraisal drilling in the area.

In addition to its support of the Simao Mendes Hospital, Premier is also supporting VSO (Voluntary Services Overseas is an international development charity that works through volunteers) projects to supply schools with solar panels and printing maths and science textbooks for the whole of the country's education system.

Mr Johannes Mooi, Head of Administration at the Simao Mendes Hospital said:

"We are very pleased with the results of the work, this is now a new maternity ward. We are grateful to Premier Oil. We know that future success for Premier's activities in Guinea Bissau will also mean success for the country"

PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Charles Jamieson, Premier Oil's CEO, said:

"Although Premier has yet to earn any income from its interests in Guinea Bissau we recognise our responsibility to make a contribution to the lives of the indigenous population of any developing country where we have activities. We will continue to fund appropriate projects in Guinea Bissau for as long as we have a presence in the country.

"Revenue from any future commercial oil production in west Africa could transform the lives of some of the world's poorest people. Premier seeks to ensure that this will be the case in Guinea Bissau."

Contacts

Richard Jones 020 7730 1111
Manager of Corporate Relations

Ben Brewerton 020 7457 2053
College Hill